UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 2)
Under the Securities Exchange Act of 1934

Federated Enhanced Treasury Income Fund (FTT)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

314162108

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 314162108

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1,821,681

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1,821,681

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,821,681

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

21.20%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Federated Enhanced Treasury Income Fund
Federated Investors Funds,
4000 Ericsson Drive,
Warrendale, PA 15086

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”).

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 1,821,681 shares of Federated Enhanced Treasury Income Fund on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 21.20% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of Federated Enhanced Treasury Income Fund fits the investment guidelines for various Accounts. Shares have been acquired since December 8, 2010.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 1,821,681 shares or 21.20% of the outstanding shares.

George W. Karpus presently owns 1,000 shares.
Kathleen F. Crane presently owns 50 shares.
Karpus Management Profit Sharing Plan presently owns 6,500 shares.
Karpus Management Defined Benefit Plan presently owns 3,303 shares.
None of the other principals of KIM presently own shares of Federated Enhanced Treasury Income Fund.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market transactions for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market transactions:

Date   Shares  Price Per Share

7/1/2015  2     $13.33
7/7/2015  (800)   $13.14
7/14/2015  (2,875)   $13.20
7/28/2015  (10)   $13.62
7/31/2015  7     $13.60
8/3/2015  2     $13.62
8/4/2015  (175)   $13.60
8/12/2015  (100)   $13.55
8/13/2015  (25,650)  $13.48
8/14/2015  (325)   $13.51
8/25/2015  (227,100)  $13.54
8/26/2015  (26,353)  $13.53
8/28/2015  (1,602)   $13.44
8/31/2015  7     $13.46
8/31/2015  (6,900)   $13.43
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of Federated Enhanced Treasury Income Fund securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased Federated Enhanced Treasury Income Fund for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent letters to the Fund, copies of which are attached.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Daniel Lippincott
Title:   Senior Tax-Sensitive Manager
Date:   September 10, 2015

EXHIBIT 1

ADVANCED NOTICE OF SHAREHOLDER PROPOSAL FOR FEDERATED ENHANCED INCOME FUND

The Depository Trust Company       Date: March 13, 2015
55 Water Street
New York, New York 10041
Attn: Proxy Department

RE: Federated Enhanced Income Fund (NYSE: FTT)
 Common Shares, CUSIP 314162108
 U.S. Bank N.A. Participant account #2803
Gentlemen:

Please have your nominee, Cede & Co., sign the attached Demand with respect to submitting a shareholder proposal to be presented by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"), at the 2015 Annual Meeting of shareholders with respect to 900 shares of the above-referenced securities credited to our DTC Participant account on the date hereof. These shares have been retained in the referenced account since March 2011. The account currently owns the same and Karpus has indicated that it intends to hold the referenced shares through the date of the Federated Enhanced Income Trust's ("FTT" or the "Fund") next annual meeting of shareholders anticipated to be held in September 2015 (or any postponement or adjournment thereof).

In addition to acknowledging that this request is subject to the indemnification provided for in DTC Rule 6; the undersigned certifies to DTC and Cede & Co. that the information and facts set forth in the attached Demand are true and correct; including the number of shares credited to our DTC Participant account that are beneficially owned by our customer, Karpus.

Please Federal Express the signed Demand to:

  U.S. Bank
  Attn: Sheldon Solbro
  60 Livingston Avenue
  St. Paul, MN 55107

  Very truly yours,
  U.S. BANK N.A.

  BY: _____________________
  NAME: Sheldon Solbro
  TITLE: Assistant Vice President

_____________________________
Medallion Stamp
Enclosure

EXHIBIT 2

Cede & Co.
c/o The Depository Trust Company
55 Water Street
New York, New York 10041

VIA ELECTRONIC MAIL & FEDERAL EXPRESS

March 13, 2015

John W. McGonigle, Secretary
Federated Enhanced Treasury Income Fund
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561
RE: Demand with respect to Submitting a Shareholder Proposal for the Federated Enhanced Income Fund ("FTT" or the "Fund"), CUSIP 314162108

Mr. McGonigle:

Cede & Co., the nominee of The Depository Trust Company ("Cede & Co."), is a holder of record of shares of common stock (the "Common Shares"), of the Federated Enhanced Income Fund (the "Company", "Fund" or "FTT"). These shares are registered on the stock transfer books of the Company in the name of Cede & Co. Cede & Co. is informed by its Participant U.S. Bank N.A. (the "Participant"), that on the date hereof 900 Common Shares of the Company, CUSIP 314162108, which are credited to the Participant's account are beneficially owned by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus").

Cede & Co.'s address is: c/o The Depository Trust Company, 55 Water Street, New York, NY 10041-0099. Participant U.S. Bank N.A.'s address is: U.S. Bank, c/o Sheldon Solbro, 60 Livingston Avenue, St. Paul, Minnesota 55107. Beneficial owner Karpus' address is: 183 Sully's Trail, Pittsford, New York 14534.

At the request of Participant, on behalf of Karpus, Cede & Co., as holder of record of Common Shares, is hereby submitting this notice (the "Notice") to the Company to submit the attached shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 (the "Proposal"), at the Company's 2015 Annual Meeting of Shareholders, and any postponement or adjournment thereof (the "Annual Meeting"), anticipated to be held in September 2015.

Cede & Co. has been informed by U.S. Bank that Karpus is seeking at the Annual Meeting to present the attached Proposal. Cede & Co. has also been informed by U.S. Bank that Karpus believes the Proposal, and all exhibits hereto, are proper matters for shareholder action and that Karpus intends to appear at the Meeting in person or by proxy to submit the business specified in this Notice. Cede & Co. has further been informed by U.S. Bank that Karpus is submitting the Proposal at the Meeting and in that regard Cede & Co. hereby submits the Proposal for presentation by Karpus at the Meeting.

Please advise both Karpus and Cede & Co. immediately if this Notice is deficient in any way or if any additional information is required so that we may promptly provide that information or cure any deficiency in a timely fashion.

While Cede & Co. is furnishing this Notice as the stockholder of record of the referenced Common Shares of the Company, it does so at the request of the Participant on behalf of Karpus and only as a nominal party for the true party in interest, Karpus. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that Karpus is not denied its rights as the owner of the Company's Common Shares, and Cede & Co. assumes no further responsibility in this matter.

Sincerely yours,

Cede & Co.

BY: ___________________
Partner

EXHIBIT 1
Shareholder Proposal

BE IT RESOLVED, that the Investment Management Agreement between the Federated Enhanced Income Fund ("FTT" or the "Fund") and Federated Investment Management Company (the "Adviser") shall be terminated.

Supporting Statement

FTT lists the Barclays U.S. Treasury Bond Index as its benchmark. Compared to this stated benchmark, the Fund's net asset value (or the full value of FTT's underlying assets minus the Fund's liabilities) has underperformed substantially since inception, as well as over 1 and 3 year time periods ending 12/31/2014.

In fact, on a 1 year basis, FTT has underperformed by 4.68%. And, on a 3 year basis and since inception (1/29/2010-12/31/2014), it has underperformed by 1.60% and 4.33%, respectively (Source: Bloomberg Finance, LP). Importantly, all of these figures are on an annualized basis. Clearly, this type of perpetual underperformance is not acceptable.

On top of this, throughout the end of 2014, the Fund has traded at an average discount of 8.5% despite the Board and Advisor recommending and implementing share repurchases, a managed distribution policy (which has been reduced), termination of the Fund's sub-adviser, a reduction in the management fee, and a change to the Fund's portfolio manager.

With the discount staying so wide, the only logical conclusion that can be drawn is that shareholders and the market have lost faith in the Adviser's ability to successfully manage the Fund, as well as the Board's ability to manage the Adviser. In fact, the results of last year's election show just that, where over 54% of votes cast (or just over 50% of the Fund's outstanding shares) withheld authority to vote for the Fund's Board nominees!

The Board and the Fund's Adviser have exhausted FTT's proverbial "bag of tricks" and we believe shareholders should be given an opportunity to realize the true value of their shares. While the Fund is likely to come up with a litany of arguments against our proposal, the simple fact of the matter is that the current Adviser has not been able to provide attractive, long-term performance for the Fund. Despite its best efforts, the Adviser has been given more than ample time to prove its value to FTT's shareholders and we believe it has fallen dramatically short of being able to do so.

It is clear that the time for change is now! If you agree and believe FTT should terminate its Investment Management Agreement with Federated Investment Management Company, please vote FOR this proposal.

VIA ELECTRONIC MAIL & FEDERAL EXPRESS

June 4, 2015

John W. McGonigle, Secretary
Federated Enhanced Treasury Income Fund
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561
Re: Federated Enhanced Income Fund ("FTT" or the "Fund")
cusip no. 314162108

Mr. McGonigle:

Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") is the beneficial owner of 300 shares of Common Stock of the Federated Enhanced Income Fund ("FTT" or the "Fund") and by this letter is notifying the Fund of its intention to submit the enclosed Trustee Nominees (the "Nominees") at the Fund's 2015 Annual Meeting anticipated to be held in September 2015 (as well as any postponement or adjournment thereof) (the "Annual Meeting"). Also attached is a letter from U.S. Bank N.A., as well as a written statement from the "record" holder of the referenced shares.

If elected, we believe our well qualified Nominees would serve as a positive resource and check on the Fund's investment manager, which has substantially underperformed over various measurement periods. Given last year's trustee voting results, we also believe that many shareholders will agree that the time for change is now.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we may promptly provide that information or cure any deficiency.

Sincerely,

Brett D. Gardner

Sr. Corporate Governance Analyst

Enc.

ADVANCED NOTICE OF SHAREHOLDER PROPOSAL FOR

COMMON STOCK DIRECTORS FOR THE

FEDERATED ENHANCED TREASURY INCOME FUND

Date: June 1, 2015

The Depository Trust Company
55 Water Street
New York, New York 10041
Attn: Proxy Department

RE: Federated Enhanced Treasury Income Fund (NYSE: FTT)
 Common Shares, CUSIP 314162108
 U.S. Bank N.A. Participant account #2803
Gentlemen:

Please have your nominee, Cede & Co., sign the attached Demand with respect to submitting three (3) director nominees to be presented at the 2015 Annual Meeting of shareholders with respect to 300 shares of the above-referenced securities credited to our DTC Participant account on the date hereof. These shares have been retained in the referenced account since March 2011. The account currently owns the same and Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") has indicated that it intends to hold the referenced shares through the date of FTT's next annual meeting of shareholders anticipated to be held in September 2015 (or any postponement or adjournment thereof).

In addition to acknowledging that this request is subject to the indemnification provided for in DTC Rule 6; the undersigned certifies to DTC and Cede & Co. that the information and facts set forth in the attachment Demand are true and correct; including the number of shares credited to our DTC Participant account that are beneficially owned by our customer.

Please Federal Express the signed demand to : U.S. Bank, Attn: Sheldon Solbro, 60 Livingston Avenue, St. Paul, MN 55107.

Very truly yours,
US BANK N.A.

NAME: Sheldon Solbro
TITLE: Assistant Vice President

Cede & Co.
c/o The Depository Trust Company
55 Water Street
New York, New York 10041

Date: June 1, 2015

VIA ELECTRONIC MAIL & FEDERAL EXPRESS

John W. McGonigle, Secretary
Federated Enhanced Treasury Income Fund
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

RE: Demand with respect to Submitting Advanced Notice of Common Stock Director Nominations for the Federated Enhanced Treasury Income Fund ("FTT" or the "Fund"), CUSIP 314162108

Mr. McGonigle:

Cede & Co., the nominee of The Depository Trust Company ("Cede & Co."), is a holder of record of shares of common stock (the "Common Shares"), of the Federated Enhanced Income Fund (the "Company", "Fund" or "FTT"). These shares are registered on the stock transfer books of the Company in the name of Cede & Co. Cede & Co. is informed by its Participant U.S. Bank N.A. (the Participant"),that on the date hereof 300 Common Shares of the Company, CUSIP 314162108, which are credited to the Participant's account are beneficialy owned by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus").

Cede & Co.'s address is: c/o The Depository Trust Company, 55 Water Street, New York, NY 10041-0099. Participant U.S. Bank N.A.'s address is: U.S. Bank, c/o Sheldon Solbro, 60 Livingston Avenue, St. Paul, Minnesota 55107. Beneficial owner Karpus' address is : 183 Sully's Trail, Pittsford, New York 14534.

At the request of Participant, on behalf of Karpus, Cede & Co., as holder of record of shares of Common Stock, is hereby submitting this notice (the "Notice") to the Company to submit the following director nominations of Arthur Charles Regan, Dr. Daniel Robeson, and Ronald Mass, CFA (collectively, the "Nominees" or each individually as a "Nominee) to shareholders at the Company's 2015 Annual Meeting of Shareholders, and any postponement or adjournment thereof (the "Annual Meeting"), anticipated to be held in September 2015. Other than presenting its previously submitted 14a-8 proposal and Nominees, Cede has been informed by US Bank that Karpus does not intend to bring forth any additional business before the Annual Meeting. To the extent any of Karpus' Nominee(s) are unable to serve at a later date for whatever reason, Karpus reserves the right to nominate a replacement nominee or nominees in their stead.

Cede & Co. has been informed by U.S. Bank that Karpus is seeking at the Annual Meeting to nominate the Nominees as members of the Board of Directors of the Fund, to be elected by the vote of the Fund's Common Stock. Each nominee's consent to be named as a nominee for election as a director of the Fund and their consents to serve if elected are attached hereto as Exhibit 1. Each Nominee's biographical information is set forth in Exhibit 2. To the best of Karpus' knowledge, it does not believe that any of the nominees are an "interested person" of FTT as defined in the Investment Company Act of 1940, nor does Karpus believe that any further information about the Nominees is required.

Cede & Co. has been informed by U.S. Bank that Karpus believes the nomination, and all exhibits hereto, are proper matters for shareholder action. Further, Karpus deems the Nominees to be appropriate candidates for election by the vote of the Fund's Common Stock, and also believes that the Nominees' presence on the Board of Directors of the Fund, will help to enhance shareholder value, although there can be no assurance that the election of the Nominees will improve the Fund's business or otherwise enhance shareholder value. As a holder of Common Stock, for reasons submitted by Karpus in a 14a-8 shareholder proposal in March 2015, Karpus does not feel that the Fund's investment manager has provided attractive performance for the Fund's shareholders. Because of the current Board's inability to replace the Fund's investment manager due to its substantial underperformance, Karpus therefore submits the Nominees for election by the Fund's Common Stock.

Cede & Co. has been informed by U.S. Bank that Karpus intends to appear at the Meeting in person or by proxy to submit the business specified in this Notice, as well as the proposal it submitted to the Fund. Cede & Co. has further been informed by U.S. Bank that Karpus is submitting the director nominations at the Meeting and in that regard Cede & Co. hereby submits the director nominations for presentation by Karpus at the Meeting.

Please advise both Karpus and Cede & Co. immediately if this Notice with respect to nominating the Nominees is deficient in any way or if any additional information is required so that Karpus may promptly provide that information or cure any deficiency in a timely fashion.

While Cede & Co. is furnishing this Notice as the stockholder of record of the referenced shares of Common Stock nominating the Nominees at the Meeting, it does so at the request of the Participant on behalf of Karpus and only as a nominal party for the true party in interest, Karpus. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that Karpus is not denied its rights as the owner of Common Stock, and Cede & Co. assumes no further responsibility in this matter.

Sincerely yours,

Cede & Co.

BY: Robert Hensey, Partner

EXHIBIT 2
Nominees' Biographical Information

Name: Arthur Charles Regan
Age: 52
Business address: 505 Eighth Avenue, Suite 800, New York, New York 10018
Residence address:1350 N. Jasmine Avenue, Tarpon Springs, Florida 34689
Nationality:U.S. Citizen
# and class of shares owned: None
Date of acquisition (if applicable) & intent of purchase: N/A
Professional Experience:Mr. Regan's extensive experience with shareholder relations, proxy voting, as well as his nearly 25 years experience successfully managing his own firm make him uniquely qualified to be a director nominee. He is presently the President & CEO of Regan & Associates, Inc., a NY based proxy solicitation/shareholder services firm founded by him in 1991. He has had numerous articles published on shareholder related matters. He was previously the President of David Francis & Co. and a Vice-President of Morrow & Co., Inc., also proxy solicitation firms. Mr. Regan was also a former outside director and Corporate Secretary for US Wats, Inc. a Pennsylvania-based publicly held telecommunications firm until that firm was merged out of existence.

Name: Dr. Daniel Robeson
Age: 52
Business address: c/o Keuka College, 141 Central Park Avenue, Keuka Park, New York 14478
Residence address: 142 Central Avenue, Keuka Park, New York 14478
Nationality:U.S. Citizen
# and class of shares owned: N/A
Date of acquisition (if applicable) & intent of purchase: N/A
Professional Experience: Dr. Robeson is currently the chair of the Division of Business and Management and the Director of Business Analytics for Keuka College. Previously, he was a founding Dean of the School of Management at the Sage Colleges in Troy and Albany. Prior to his academic posts, Dr. Robeson worked as a stockbroker with Morgan Stanley Dean Witter, a banker with Bank of America, and then spent almost 10 years in international business focused on management and quality assurance in large-scale start-up plants in South America for the former American National Can Co. ( now Rexam National Beverage, London). Dr. Robeson has a Ph.D in Management and an MBA from Rensselaer Polytechnic Institute, as well as a BA in Economics from the University of Missouri. He has also presented at a number of conferences on a variety of management-related topics, and has also published and reviewed a number of professional articles. Dr. Robeson's extensive professional and academic experiences make him an ideal candidate for FTT's Board.

Name: Ronald Mass, CFA
Age: 49
Business address: 4640 Admiralty Way, Suite 500, Marina del Rey, California 90292
Residence address: 341 Alma Real Drive, Pacific Palisades, California 90272
Nationality:U.S. Citizen
# and class of shares owned: None
Date of acquisition (if applicable) & intent of purchase: N/A
Professional Experience: Ronald Mass is the founder, Managing Principal and Chief Investment Officer of Almitas Capital. He was a senior portfolio manager for over 20 years at Western Asset Management, an institutional fixed income manager with over $450 billion in assets under management, and led the Asset Backed Securities (ABS) and Mortgage Backed Securities (MBS) portfolio management teams. Mr. Mass chaired the Leveraged Products Committee, was a senior member of the Broad Market Strategy and Risk Management Committees, and was responsible for management of over $100 billion in assets. He initiated the launch and management of the Western Asset Mortgage Capital (WMC) REIT, numerous closed and open-end mutual funds, CDO and CLO products, and customized client portfolios. Additional responsibilities included management of Convertible Bonds, Preferred Stock, Aircraft Equiptment Financing, and Secured Corporate Bonds.Prior to joining Western Asset, Mr. Mass was a Research Associate at Credit Suisse First Boston. He graduated Magna Cum Laude and Phi Beta Kappa from the University of California, Los Angeles with a Bachelors degree in Economics and Business. Mr. Mass is a CFA Charterholder and a member of the CFA Institute. He currently serves as a board member of Woodside Homes, a leading West Coast homebuilder, is a guest lecturer at the UCLA Anderson School of Management and CFA Society of Los Angeles, and is a frequent speaker at industry events. We believe that his extensive investment and closed-end fund experience make him an ideal nominee for the Fund.